Filed by Moody National REIT I, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended

Commission File No. 000-55200

Subject Company: Moody National REIT I, Inc.

Commission File No. 000-55200

This filing relates to the proposed merger of Moody National REIT I, Inc. (“Moody I”) and Moody National REIT II, Inc. (“Moody II”). The following is a statement by Moody I and Moody II in response to an editorial concerning the proposed merger that was published by The Stanger Report on March 10, 2017.

Statement Regarding Editorial Published By The Stanger Report

Moody I and Moody II were disappointed to read the recent editorial by The Stanger Report regarding the pending merger of Moody I and Moody II, as the editorial contains numerous important factual errors and omissions. Most notably, the editorial makes no mention of the fact that the merger was the product of an intensive, several months-long negotiation between the special committees of the independent directors of Moody I and Moody II in which each special committee was represented by its own counsel and financial advisor. Included in those negotiations was a negotiation with the Moody I advisor of the fees to which the Moody I advisor would be entitled in connection with the merger, resulting in lower fees than could have been owed under the advisory agreement between Moody I and the Moody I advisor. A description of the process and negotiations undertaken by the two special committees that culminated in the definitive merger agreement is set forth in the registration statement on Form S-4 (File No. 333-215362) (the “Registration Statement”) filed with the Securities and Exchange Commission by Moody II.

A key component of those negotiations was providing a mechanism in the merger agreement for Moody I to investigate alternative strategies, which resulted in the merger agreement’s “go-shop” provisions that the editorial fails even to mention. The “go-shop” provisions gave the Moody I special committee the right, with the assistance of its independent financial advisor, to solicit alternative transaction proposals for a period of 45 days after the announcement of the merger agreement with Moody II. During this period, 99 potential third party buyers, including public and private parties, were contacted and provided with the opportunity to perform due diligence and make a proposal to acquire Moody I or its properties. If the Moody I special committee had received a proposal from one of those potential buyers that the Moody I special committee deemed superior to the proposed merger with Moody II, the Moody I special committee would have had the right to terminate the merger agreement in favor of such superior proposal. Had that occurred, Moody I would have owed Moody II a reduced break-up fee of only $1 million, as opposed to a break-up fee of $2 million if Moody I terminated the merger agreement outside of the go-shop process. No such superior proposal was received.

The editorial further claims that Moody I’s “implied net equity value (before liquidation transaction expenses)” was $11.90 per share, but neither Moody I nor its financial advisor has ever asserted such a value per share. Moody I’s most recently published estimated value per share was $10.75 as of December 31, 2015. In accordance with industry practice, this estimated value per share did not account for merger-related transaction costs or any incentive fees earned by Moody I’s advisor upon a successful liquidity event. Moody I’s financial advisor determined a range of possible values using multiple methods of analysis in reaching its conclusion that the merger consideration was fair to Moody I’s stockholders, all as described in the Registration Statement.

As noted above, the editorial is laden with so many other errors that Moody I and Moody II do not believe it is productive to catalog all of them here. Moody I and Moody II continue to believe that the merger is beneficial to the stockholders of both companies.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER

In connection with the proposed merger, Moody II has prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-215362) containing a proxy statement/prospectus jointly prepared by Moody I and Moody II, and other related documents. The registration statement on Form S-4 has not yet been declared effective by the SEC and is subject to revisions, some of which may be significant. This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED BY MOODY I AND MOODY II WITH THE SEC CAREFULLY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MOODY I, MOODY II AND THE PROPOSED MERGER. Investors and stockholders of Moody I and Moody II may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Moody I and Moody II with the SEC (if and when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Moody I and Moody II with the SEC are also available free of charge on Moody I’s website at www.moodynationalreit.com/reiti/ and Moody II’s website at www.moodynationalreit.com/reitii/.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN SOLICITATION RELATING TO THE MERGER

Moody I, Moody II and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Moody I’s stockholders in respect of the proposed merger. Information regarding Moody I’s directors and executive officers can be found in the Company’s definitive proxy statement filed with the SEC on July 7, 2016 and its most recent Annual Report on Form 10-K filed on March 30, 2016. Information regarding Moody II’s directors and executive officers can be found in Moody II’s most recent Annual Report on Form 10-K filed on March 30, 2016. Additional information regarding the interests of such potential participants will be included in proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Moody I and Moody II, as applicable, using the sources indicated above.

Forward-Looking Statements

This filing contains statements that constitute “forward-looking statements,” as such term is defined in Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current expectations and beliefs of Moody I and Moody II and are subject to a number of trends and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements; Moody I and Moody II can give no assurance that such expectations will be attained. Factors that could cause actual results to differ materially from such expectations include, but are not limited to, the risk that the proposed merger will not be consummated within the expected time period or at all; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the inability to obtain the approval of Moody I’s stockholders of the merger and related transactions or the failure to satisfy the other conditions to completion of the proposed mergers; risks related to disruption of the attention of the management of Moody I and Moody II from the ongoing business operations of each company due to the proposed merger; availability of suitable investment opportunities; changes in interest rates; the availability and terms of financing; general economic conditions; market conditions; legislative and regulatory changes that could adversely affect the business of Moody I and Moody II; and other factors, including those set forth in the Risk Factors section of each of Moody I’s and Moody II’s most recent Annual Reports on Form 10-K filed with the SEC, and other reports filed by Moody I and Moody II with the SEC, copies of which are available on the SEC’s website, www.sec.gov. Neither Moody I nor Moody II undertakes any obligation to update these statements for revisions or changes after the date of this release, except as required by law.